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Electrovaya Announces C$14.8 Million Private Placement

TORONTO, ON / ACCESSWIRE / November 3, 2022 / Electrovaya Inc., (TSX: EFL) (OTCQB: EFLVF) (the "Company"), a leading lithium-ion battery technology and manufacturing company, has entered into securities purchase agreements with existing institutional investors, new institutional investors and insiders for a private placement of the Company's common shares (a "Common Share" and, collectively, the "Common Shares") and warrants to purchase common shares ("Warrants") for aggregate gross proceeds to the Company of approximately C$14.8 million (the "Private Placement"). The Company agreed with purchasers to use its best efforts to complete a listing of its Common Shares on the Nasdaq Capital Market by April 30, 2023. Pursuant to the Private Placement, the Company will issue 17,543,402 Common Shares and Warrants exercisable to purchase up to 8,771,700 Common Shares at a purchase price of C$0.8461 per Common Share and associated Warrant. Each Warrant will entitle the holder thereof to purchase one Common Share at an exercise price of C$1.06 per Common Share, subject to adjustment in accordance with the terms and conditions of the Warrants, at any time prior to the three-year anniversary of the closing date of the Private Placement. In addition, if the Common Shares are not listed on the Nasdaq Capital Market by April 30, 2023, the exercise price of the Warrants by such date will be adjusted to C$0.94 per Common Share, subject to adjustment in accordance with the terms and conditions of the Warrants. The Private Placement is anticipated to close on or about November 7, 2022, and is subject to the satisfaction of certain customary closing conditions, including the receipt of all necessary regulatory and stock exchange approvals, including the approval of the Toronto Stock Exchange.

Craig-Hallum Capital Group LLC is acting as exclusive placement agent for the Private Placement in the United States.

The Common Shares, Warrants and the shares issuable upon the exercise of the Warrants will be offered on a private placement basis in the United States and Canada pursuant to exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and applicable securities laws in Canada, respectively.

This news release shall not constitute an offer to sell, or a solicitation of an offer to buy, any securities of the Company; nor shall it constitute an offer to sell, or the solicitation of an offer to buy, any securities of the Company; nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This news release shall not constitute an offer of securities for sale in the United States. The securities have not been, nor will be, registered under the U.S. Securities Act and such securities may not be offered or sold within the United States absent registration under U.S. federal and state securities laws or an applicable exemption from such U.S. registration requirements.

About Electrovaya Inc.

Electrovaya Inc. (TSX:EFL) (OTCQB:EFLVF) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. Electrovaya is a technology-focused company with extensive IP, designs, develops, and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Company's Infinity line of batteries is focused on commercial vehicles and its Solid State Technology under Development is focused on passenger vehicles. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Investor Contact:

Jason Roy

Director, Corporate Development and Investor Relations

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Forward-Looking Statements

This news release contains "forward-looking information" within the meaning of applicable securities laws, including statements relating to the completion of the announced offering and the timing therefor. All statements contained herein that are not clearly historical in nature may constitute forward-looking information. In some cases, forward-looking information can be identified by words or phrases such as "may", "will", "expect", "likely", "should", "would", "plan", "anticipate", "intend", "potential", "proposed", "estimate", "believe" or the negative of these terms, or other similar words, expressions, and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy.

Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is based on assumptions made in good faith and believed to have a reasonable basis. Such assumptions include, without limitation the expected closing date of the Private Placement and the ability to obtain necessary approvals for the private placement, including approval of the Toronto Stock Exchange.

Forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by such forward-looking statements. Such risks include, but are not limited to, that necessary approvals are not obtained in time or at all, that sufficient capital and financing cannot be obtained on reasonable terms, or at all, and that technologies will not prove as effective as expected.

Accordingly, undue reliance should not be placed on forward-looking statements and the forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement. The forward-looking statements contained herein are made as at the date hereof and are based on the beliefs, estimates, expectations, and opinions of management on such date. The Company does not undertake any obligation to update publicly or revise any such forward-looking statements or any forward-looking statements contained in any other documents whether as a result of new information, future events or otherwise or to explain any material difference between subsequent actual events and such forward-looking information, except as required under applicable securities law. Readers are cautioned to consider these and other factors, uncertainties, and potential events carefully and not to put undue reliance on forward-looking information.